

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Pierre M. Henry
Chief Financial Officer
Trine Acquisition Corp.
405 Lexington Avenue, 48th Floor
New York, NY 10174

> **Re: Trine Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 15, 2020**
> **File No. 333-248803**

Dear Mr. Henry:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4

Background of the Business Combination, page 180

1. Revisions made in response to prior comment 18 discuss which terms were negotiated. Please revise to provide further background as to why you arrived at the final terms. For example, provide an explanation of why you entered into the PIPE and how you determined the range of proceeds for the PIPE.

2. Revisions made in response to prior comment 19 reference a benchmarking analysis and a discounted future enterprise valuation analysis. Please revise to provide a summary of these analyses and an explanation of how the Trine board used them to determine the $1.8 billion equity valuation of Desktop Metal.

       You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Raphael M. Russo, Esq.